UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Trend Technology Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

89486Y 10 1

(CUSIP Number)

Gerald R. Tuskey

Suite 1003, 409 Granville Street

Vancouver, B.C., V6C 1T2, Canada

Telephone:  (604) 681-9588

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Gerald R. Tuskey

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

Canadian

Number of

7.

Sole Voting Power:

6,000,000

Shares-

Beneficially

8.

Share Voting Power:

6,000,000

Owned by Each

Reporting

9.

Sole Dispositive Power:

6,000,000

Person With

10.

Shared Dispositive Power:

6,000,000

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

6,000,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

29.40%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.0001 par value (“Common Stock”) of Trend Technology Corporation, a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at Suite 501, 1166 Alberni Street, Vancouver, B.C., V6E 3Z3.

Item 2.  Identity and Background

(a)

This statement is being filed by Gerald R. Tuskey (“Tuskey”).

(b)

Mr. Tuskey’s business address is Suite 1003, 409 Granville Street, Vancouver, British Columbia, V6C 1T2.

(c)

Mr. Tuskey works as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.

(d)-(e)

During the last five years, Mr. Tuskey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Tuskey been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Tuskey being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Tuskey is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Tuskey subscribed for 3,000,000 common shares of the Issuer at a price of $0.01 per share for total subscription proceeds of US$30,000 as part of the Issuer’s private placement on March 31, 2004.  On September 26, 2007, the Issuer effected a one for two forward share split which resulted in Mr. Tuskey owning 6,000,000 common shares of the Issuer.

Item 4.  Purpose of Transaction

The securities were acquired for investment purposes.  There are no other plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 20,404,600 shares of Issuer common stock outstanding on September 30, 2007.

Mr. Tuskey beneficially owns 6,000,000 common shares of Issuer common stock, representing 29.40% of the outstanding common stock.  Mr. Tuskey has the sole voting and dispositive power on his 6,000,000 common shares of the Issuer.

(c)

Except as described herein, Mr. Tuskey has not acquired or disposed of, any shares of the Issuer’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.  Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2007

Date

/s/Gerald R. Tuskey

Signature

Gerald R. Tuskey

Name/Title